

November 5, 2012

<u>**Via Email**</u>
Mr. Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201

> **Re:** **Gold Reserve Inc.**
> **Schedule TO-I/A**
> **Filed October 30, 2012**
> **File No. 5-78278**

Dear Mr. McGrath:

We have reviewed the above referenced filing and have the following comments.

Schedule TO-I/A

The Offer, page 20

1.   Refer to disclosure on page 22 and your response to prior comment 24. On page 22, you disclose the maximum additional consideration receivable would be approximately $11,966.40. In your response, it appears that the maximum aggregate consideration would be approximately $12,639. Please reconcile or advise.

2.   We note your response to prior comment 18 and disclosure on page 23. We partially reissue comment 18. Supplementally provide the basis for the hypothetical estimates presented or revise to provide estimates for which support can be provided. For example, advise us of how the company derived the hypothetical estimates. Have similar arbitration proceedings been resolved? Advise us of the average size of the actual arbitration amounts awarded relative to the claim sought (i.e. what has the recovery rate been in recent years)? Advise us of the basis for the $200 million valuation on the mining data.

3.   We were unable to locate the form of Contingent Value Right Certificate filed as an exhibit to the Schedule TO. Please advise.

10. Additional Information, page 38

4.   You attempt to incorporate by reference any future documents filed from the date of the offer until it is completed. However, Schedule TO does not permit such "forward" incorporation by reference. Please confirm your understanding and clarify your disclosure accordingly.

5.   Please amend Schedule TO to specifically incorporate by reference the most recent periodic reports filed.

14. Certain U. S. Securities Law Considerations, page 39

6.   We note your response to prior comment 21 and disclosure stating that the CVRs will be certificated. It would appear that the CVRs are also transferable based on disclosure in your risk factor section that holders may experience difficulty reselling the CVR. As such, it would appear that the CVRs are securities within the meaning of Section 2(a)(1) of the Securities Act of 1933. In this section, please also clarify the treatment (i.e. the exemption from registration) upon which you are relying with respect to the offer of CVRs and whether a registration statement will be filed with respect to the resale of the CVRs.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions